Mail Stop 3561

	August 15, 2005

Philip W. Roizin
Executive Vice President, Finance and Administration
Brookstone, Inc.
One Innovation Way
Merrimack, New Hampshire 03054

          Re:	Brookstone, Inc.
	Preliminary Schedule 14A
	Amendment Filed August 8, 2005
	File No. 0-21406
	Schedule 13E-3/A
	Amendment Filed August 9, 2005

Dear Mr. Roizin:

      We have reviewed your amended filings and have the following comments. Please note that the page numbers referenced below correspond to the courtesy black-lined copies you have provided. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. Refer to comment 1 in our letter dated August 2, 2005 and your response. From your response, we learn that Brookstone Holdings Corp., Brookstone Acquisition Corp., OSIM Brookstone Holdings, L.P.
and OSIM Brookstone Holdings, Inc. are "shell" entities formed solely to effect the merger. As noted in comment 2 in our letter dated July
18, 2005, we continue to believe that the entities that own and control these shell entities must be included as filing persons on the Schedule 13E-3. Therefore, please add J.W. Childs Associates, L.P., OSIM International Ltd. and Temasek Capital (Private) Limited as filers on the Schedule 13E-3, and revise the proxy statement (if necessary) to include all of the required disclosure as to each new entity.
2. We note that your response to comment 1 in our August 2, 2005 letter also asks permission to "remove" as Schedule 13E-3 filers Acquisition, Parent, OBH LP and OSIM Inc., who you collectively defined as the "Acquisition Entities." Aside from the practicalities of removing filers on a publicly-filed document that will remain available on our EDGAR system, we do not believe this would be appropriate. As the Commission noted in Exchange Act Release No. 16075 (August 2, 1979), purchasers who are not otherwise affiliated with a target company may be considered affiliates for purposes of Rule 13e-3 when they have aligned themselves with affiliates (such as management members) of the target company as part of the terms of the transaction.
3. We direct your attention to comment 2 in our August 2, 2005 letter. Please ensure that you provide the disclosure required by General Instruction C to Schedule 13E-3 with respect to the entities we have asked you to add as filers on the Schedule 13E-3.

Special Factors, page 21
Background of the Merger, page 21

4. Please refer to comment 10 in our letter dated August 2, 2005. We note your revised disclosure appearing on page 27 indicating that the special committee concluded that CIBC World Markets and Ropes & Gray were sufficiently independent from the company and its management to represent the special committee. As requested previously, please fully discuss the basis for the conclusion that the special committee`s legal and financial advisors were deemed independent.

Opinion of CIBC World Markets Corp., page 45

5. Please refer to comment 13 in our letter dated August 2, 2005.
As
requested previously, please revise your disclosure in this section to fully discuss the circumstances that resulted in the revised fairness opinion.

Leveraged Buyout Analysis, page 50

6. Please refer to comment 18 in our letter dated August 2, 2005.
Please substantiate the implied per share equity range by including the relevant information appearing on pages 11 through 15 of the updated CIBC presentation.
Other Factors, page 50

7. Please refer to comment 19 in our letter dated August 2, 2005.
As
requested previously, disclose in the second bullet that CIBC did not use the projected results for 2008 and 2009 to calculate the results disclosed.

Definitive Additional Soliciting Materials filed August 4, 2005

8. Please refer to comment 24 in our letter dated August 2, 2005. We note your reference to the Private Securities Litigation Reform Act of 1995 in the press release filed with your soliciting materials on
August 4, 2005. As requested previously, please confirm that in all future soliciting materials you will exclude the reference to the Reform Act or state explicitly that these safe harbor provisions do not apply to statements made in connection with this going private transaction.


* * * *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Matthew Benson, Attorney-Advisor, at (202)
551-
3335 or, in his absence, to the undersigned at (202) 551-3263 with any questions you may have.

						Sincerely,



								Christina Chalk
								Special Counsel
								Office of Mergers &
								  Acquisitions

cc:	David Walek, Esq.
	Jason Cole, Esq.
	Ropes & Gray LLP
	Fax - (617) 951-7050
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Philip W. Roizin
Brookstone, Inc.
August 15, 2005
Page 1